UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35095

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

United Community Banks, Inc. Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

United Community Banks, Inc.
125 Highway 515 East, PO Box 398
Blairsville, GA 30514

UNITED COMMUNITY BANKS, INC.

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(with Report of Independent Registered Public Accounting Firm)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee Members
United Community Banks, Inc. Profit Sharing Plan
Blairsville, Georgia

We have audited the accompanying statements of net assets available for benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of United Community Banks, Inc. Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 27, 2014

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Cash	$9,910	$508,435
Investments at fair value:
Common stock of United Community Banks, Inc.	9,826,720	5,512,375
Collective investment fund	5,244,982	6,182,431
Shares of registered investment company mutual funds	66,709,231	57,001,007
Total investments	81,780,933	68,695,813

Receivables:
Accrued dividends	62,248	22,715
Due from brokers for securities sold	5,135	14,426
Total receivables	67,383	37,141
Total assets	81,858,226	69,241,389

Liabilities:
Due to brokers for securities purchased	-	31,050
Other payables	129,009	48,218
Total liabilities	129,009	79,268
Net assets available for benefits, at fair value	81,729,217	69,162,121
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,097)	(107,048)
Net assets available for benefits	$81,714,120	$69,055,073

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions to net assets attributed to:
Investment gains:
Interest and dividends	$963,319
Net appreciation in fair value of investments	15,750,089
Total investment gains	16,713,408

Contributions:
Employer match	1,241,694
Employee deferrals	3,929,195
Employee rollovers and other	166,978
Total contributions	5,337,867
Total additions	22,051,275

Deductions from net assets attributed to:
Distributions paid to participants	9,093,795
Administrative expenses	264,854
Other	33,579
Total deductions	9,392,228

Increase in net assets available for benefits	12,659,047
Net assets available for plan benefits:
Beginning of year	69,055,073
End of year	$81,714,120

See accompanying notes to financial statements.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts ranging from 2% to 75% of their annual base salary and commissions, subject to mandated maximum limitations. The Company matches 50%  of participant contributions up to 5% of the participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and Plan earnings.  The benefit to which a participant is entitled is the benefit that is available in the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less Than 1	0%
2	33%
3	66%
More Than 3	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.

In-Service Withdrawals

Effective October 1, 2012, the Plan allows in-service withdrawals for active employees who have attained the age of 59 ½ years.  Only one in-service withdrawal may be made by a participant during a calendar year for a minimum amount of $1,000.

Payment of Benefits

Upon retirement, a participant is entitled to receive 100% of the vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.  Benefits are recorded when paid.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Administrative Expenses

The Plan pays substantially all administrative expenses.

Forfeited Accounts

At December 31, 2013 and 2012, forfeited non-vested accounts approximated $4,000 and $3,000, respectively. These amounts will be used to reduce future administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Fair Value Hierarchy

Level 1 Valuation is based upon quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 Valuation is based upon quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 Valuation is generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements, continued

Fair Value Hierarchy, continued

The Plan’s investments are reported at fair value. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts.  As required by the standards, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect this investment at contract value.

The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”), and its value is based on a quoted market price. Investments in mutual funds held are stated at fair value based on quoted market prices of the underlying fund securities. The fair value of the underlying assets of the collective investment fund is based upon the fair value of the underlying assets of the trust according to the Trustee’s valuation.  The contract value of participation units owned in the common collective trust fund are based on quoted redemption values, as determined by the Trustee on the last business day of the Plan year.

In accordance with ASC 820, the Plan’s investments in the Company’s common stock and mutual funds are classified as Level 1 recurring items since their valuation is based upon quoted market prices in active markets for identical assets. The Plan’s investment in the collective investment fund is classified as a Level 2 recurring item since its valuation includes discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. At December 31, 2013 and 2012, the Plan held investments in the Company’s common stock amounting to $9,826,720 and $5,512,375, respectively. This investment represented 12% and 8% of total investments at December 31, 2013 and 2012, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the Plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Interest income is recorded on an accrual basis when it is earned. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncements

There were no Accounting Standards Updates issued by the FASB since the filing of United’s 2012 Form 11-K that were applicable to the Plan.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)	Investments

The following table represents investments at December 31, 2013 and 2012:

	December 31,
	2013	2012

United Community Banks, Inc. common stock (553,618 and
583,938 shares at December 31, 2013 and 2012, respectively)	$9,826,720	$5,512,375

Collective investment fund:
Federated Capital Preservation Fund	$5,244,982	$6,182,431

Mutual funds:
Eagle Small Cap Growth I Fund	$2,391,448	$1,806,931
American Independence Stock Fund	4,029,502	3,110,715
MFS Lifetime 2050 Fund	127,275	66,877
MFS Lifetime 2040 Fund	7,385,715	6,097,336
MFS Lifetime 2030 Fund	7,690,804	6,422,648
MFS Lifetime 2020 Fund	9,329,886	9,089,838
MFS Lifetime Retirement Income Fund	2,777,258	3,055,055
Harbor International Fund	2,906,040	2,635,250
Goldman Sachs Mid Cap Value Fund	4,186,999	2,818,943
Morgan Stanley Mid Cap Growth Fund	-	3,795,009
Northern Small Cap Value Fund	2,315,058	1,708,011
T. Rowe Price Growth Stock Fund	6,285,329	4,370,893
Vanguard 500 Index Fund	4,264,003	3,108,585
PIMCO Total Return Bond Fund	5,963,789	7,542,471
Vanguard Small Cap Index Fund	450,512	-
Vanguard Mid Cap Index Fund	415,181	-
Vanguard Total Bond Market Index Fund	32,309	-
Primecap Odyssey Aggressive Growth Fund	5,297,698	-
Vanguard Total International Stock Index Fund	88,070	-
American Century Inflation Adjust Bond Fund	772,355	1,372,445
Total mutual funds	$66,709,231	$57,001,007

During 2013, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as detailed below:

Year Ended
December 31, 2013

Net change in investments at fair value as determined by quoted market price:
Collective investment fund	$15,097
Mutual funds	11,007,349
United Community Banks, Inc. common stock	4,727,643

Net change in fair value	$15,750,089

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(3)	Investments, continued

Single investments representing more than 5% of the Plan’s net assets available for benefits as of December 31, 2013 and/or 2012, are separately identified.

	December 31,
	2013	2012

United Community Banks, Inc. common stock	$9,826,720	$5,512,375
Federated Capital Preservation Fund	5,244,982	6,182,431
MFS Lifetime 2040 Fund	7,385,715	6,097,336
MFS Lifetime 2030 Fund	7,690,804	6,422,648
MFS Lifetime 2020 Fund	9,329,886	9,089,838
Goldman Sachs Mid Cap Value Fund	4,186,999	2,818,943
Vanguard 500 Index Fund	4,264,003	3,108,585
Primecap Odyssey Aggressive Growth Fund	5,297,698	-
PIMCO Total Return Bond Fund	5,963,789	7,542,471
T. Rowe Price Growth Stock Fund	6,285,329	4,370,893
Morgan Stanley Mid Cap Growth Fund	-	3,795,009

(4)	Tax Status

The Plan obtained its latest determination letter on November 20, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year. In 2013, the Plan did not receive cash dividends on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. No discretionary contribution was made for the 2013 Plan year.

The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for the Company’s common stock as reported by Nasdaq on the date of transaction. During 2013 and 2012, the Plan purchased 48,996 and 86,350 shares, respectively, directly from the Company.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $264,854 for 2013 and is presented on the Statement of Changes in Net Assets Available for Benefits as administrative expenses. The fees for 2013 for trustee and custodial services amounted to $227,649 and for record keeping amounted to $37,205.

8

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(6)	Fair Value Measurements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s assets measured at fair value on a recurring basis at December 31, 2013 and 2012.

December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$9,826,720	$-	$-	$9,826,720
Small cap equity funds	5,157,017	-	-	5,157,017
Mid cap equity funds	9,899,879	-	-	9,899,879
Large cap equity funds	14,578,834	-	-	14,578,834
International equity funds	2,994,110	-	-	2,994,110
Target date funds	27,310,937	-	-	27,310,937
Taxable bond funds	772,355	-	-	772,355
Pooled fixed income funds	5,996,099	-	-	5,996,099
Collective investment fund	-	5,244,982	-	5,244,982

Total	$76,535,951	$5,244,982	$-	$81,780,933

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
UCBI common stock	$5,512,375	$-	$-	$5,512,375
Small cap equity funds	3,514,942	-	-	3,514,942
Mid cap equity funds	6,613,953	-	-	6,613,953
Large cap equity funds	10,590,193	-	-	10,590,193
International equity funds	2,635,250	-	-	2,635,250
Target date funds	24,731,755	-	-	24,731,755
Taxable bond funds	1,372,445	-	-	1,372,445
Pooled fixed income funds	7,542,469	-	-	7,542,469
Collective investment fund	-	6,182,431	-	6,182,431

Total	$62,513,382	$6,182,431	$-	$68,695,813

(7)
Benefits Paid After Year-End and Reconciliation to Form 5500

There were six distributions totaling $10,542 that were requested prior to December 31, 2013 but were paid in 2014. There were five distributions totaling $491,747 that were requested prior to December 31, 2012, but were paid in 2013.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to Form 5500:

	December 31,
	2013	2012

Net assets available for benefits as reported in the the financial statements	$81,714,120	$69,055,073

Benefit Claims Payable	(10,543)	(491,747)

Net assets available for benefits as reported in the Form 5500	$81,703,577	$68,563,326

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Notes to Financial Statements, continued

(7)
Benefits Paid After Year-End and Reconciliation to Form 5500, continued

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2013, as reported in  the financial statements to the Form 5500:

For the Year Ended December 31, 2013
Change in net assets available for benefits as reported in the financial statements	$12,659,047

Change in Benefit Claims Payable	481,204

Change in net assets available for benefits as reported in the Form 5500	$13,140,251

(8)
Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2013 through the date these financial statements were issued.  During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

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UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN

Schedule H, Part IV, Line 4:

 Schedule of Assets (Held at End of Year)

 December 31, 2013

 Employer Identification Number:  58-0554454

 Plan Number:  001

(a)	Identity of issuer or similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)

*	United Community Banks, Inc.	Common stock - 553,618 shares	N/A	$9,826,720
	Federated Investors, Inc.	Federated Capital Preservation Fund - 522,988 shares	N/A	5,244,982
	MFS Fund Distributors	MFS Lifetime 2050 Fund - 8,508 shares	N/A	127,275
	MFS Fund Distributors	MFS Lifetime 2040 Fund - 527,175 shares	N/A	7,385,715
	MFS Fund Distributors	MFS Lifetime 2030 Fund - 558,925 shares	N/A	7,690,804
	MFS Fund Distributors	MFS Lifetime 2020 Fund - 718,236 shares	N/A	9,329,886
	MFS Fund Distributors	MFS Lifetime Retirement Income Fund - 231,245 shares	N/A	2,777,258
	American Independence Financial	American Independence Stock Fund - 282,376 shares	N/A	4,029,502
	American Century	American Century Inflation Adjust Bond Fund - 66,987 shares	N/A	772,355
	Vanguard Funds	Vanguard 500 Index Fund - 30,301 shares	N/A	4,264,003
	PIMCO Funds	PIMCO Total Return Bond Fund - 557,885 shares	N/A	5,963,789
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund - 94,238 shares	N/A	4,186,999
	T. Rowe Price	T. Rowe Price Growth Stock Fund - 119,561 shares	N/A	6,285,329
	Vanguard Funds	Vanguard Small Cap Index Fund - 9,486 shares	N/A	450,512
	Northern Trust Investments	Northern Small Cap Value Fund - 111,354 shares	N/A	2,315,058
	Eagle Fund Distributors, Inc.	Eagle Small Cap Growth I Fund - 40,935 shares	N/A	2,391,448
	Harbor Funds	Harbor International Fund - 40,924 shares	N/A	2,906,040
	Vanguard Funds	Vanguard Mid Cap Index Fund -9,660 shares	N/A	415,181
	Vanguard Funds	Vanguard Total Bond Market Index Fund - 3,060 shares	N/A	32,309
	Vanguard Funds	Vanguard Total International Stock Index Fund -2,621 shares	N/A	88,070
	Primecap Management Company	Primecap Odyssey Aggressive Growth Fund - 178,675 shares	N/A	5,297,698

* Party-in-interest

N/A- Value is not applicable due to investment being participant directed.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Community Banks, Inc.
Profit Sharing Plan

By:	/s/ John Goff
Title: Senior Vice President and Trust Officer
INTRUST BANK, N.A.

Date: June 27, 2014

12

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

13